Exhibit 99.1

Vision Marine Technologies Completes Sale of 1440 S. Federal Highway Under Florida Real Estate Optimization Plan

Completed transaction reflects continued execution toward a simplified and more efficient operating footprint.

FORT LAUDERDALE, Florida, and BOISBRIAND, Québec, August 4, 2026 – Vision Marine Technologies Inc. (NASDAQ: VMAR; TSXV: VMAR) (“Vision Marine” or the “Company”), a marine technology and recreational boating company combining proprietary propulsion technology with direct consumer access through its Nautical Ventures retail, service and marina platform, today announced the completion of a property disposition under its previously announced Florida real estate and operational optimization plan through the closing of the sale of 1440 S. Federal Highway in Fort Lauderdale, Florida.

The 1440 S. Federal Highway property was one of the remaining real estate assets subject to arrangements entered into in connection with Vision Marine’s June 2025 acquisition of Nautical Ventures Group, Inc. The transaction closed on July 31, 2026, and the sale proceeds were applied in accordance with the closing mechanics.

The 1440 S. Federal Highway property previously supported tender showroom and customer-facing sales activities within the Nautical Ventures platform. As previously disclosed, those activities were transitioned to Nautical Ventures’ Dania Beach location at 50 South Bryan Road, while related operational support, including rigging, service, parts, logistics and delivery, is being concentrated through Nautical Ventures’ Fort Lauderdale Marina.

Through the sale and related operating transition, the Company has monetized a property no longer required under its optimized operating footprint and simplified its real estate portfolio. The streamlined footprint is intended to improve operational efficiency and allow management to focus resources on E-Motion™ commercialization, marina operations, customer experience and the Company’s long-term growth strategy.

“This transaction represents another important milestone in executing our strategic plan,” said Alexandre Mongeon, Chief Executive Officer of Vision Marine. “We continue to simplify our operating footprint, optimize our real estate portfolio and focus capital and management attention on initiatives intended to strengthen our competitive position and support long-term shareholder value creation.”

Vision Marine continues to advance the remaining initiatives under its Florida real estate and operational optimization plan with a disciplined focus on execution. The Company will provide further updates as required by applicable securities laws.

About Vision Marine Technologies Inc.

Vision Marine is a marine technology and recreational boating company focused on delivering a better on-water experience across propulsion types. The Company develops proprietary high-voltage electric propulsion technology through its E-Motion™ platform and supports commercialization through its Nautical Ventures retail, marina, service and delivery platform across Florida. Vision Marine’s integrated operating model combines technology, consumer access, service infrastructure and multi-brand boating operations.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of applicable Canadian securities laws and the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding the Company’s Florida real estate and operational optimization plan; the advancement of the remaining initiatives under that plan; anticipated benefits associated with the Company’s operating transitions; anticipated E-Motion™ commercialization activities; the Company’s intended focus on strategic priorities; and anticipated benefits related to operational efficiency, competitive positioning and shareholder value creation.

Forward-looking statements are based on management’s current expectations, estimates and beliefs and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied. These risks include, among others, higher-than-anticipated transition or transaction costs; the inability to complete remaining optimization initiatives on anticipated terms or timing; customer demand; customer adoption of E-Motion™ technology; market and economic conditions; financing and liquidity considerations; and other risks described in the Company’s public filings with the U.S. Securities and Exchange Commission and on SEDAR+.

Readers should not place undue reliance on forward-looking statements. Vision Marine undertakes no obligation to update or revise forward-looking statements except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Investor and Company Contacts

Alexandre Mongeon
 Chief Executive Officer
Vision Marine Technologies Inc.
(450) 951-7009
am@v-mti.com

Raffi Sossoyan
 Chief Financial Officer
Vision Marine Technologies Inc.
(450) 951-7009
rs@v-mti.com

Bruce Nurse
 Investor Relations
Vision Marine Technologies Inc.
(303) 919-2913
bn@v-mti.com